UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                      Dollar Thrifty Automotive Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    256743105
                                 (CUSIP Number)

                                  July 28, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

CUSIP No. 256743105                   13G                  Page 2 of 9 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners LP
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                         (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-------------------------------------------------------------------------------
NUMBER OF       (5)  SOLE VOTING POWER
                     0
SHARES          ---------------------------------------------------------------

BENEFICIALLY    (6)  SHARED VOTING POWER
                     1,069,356 Shares
OWNED BY
                     Options to purchase 200,000 Shares
EACH            ---------------------------------------------------------------

REPORTING       (7)  SOLE DISPOSITIVE POWER
                     0
PERSON WITH:    ---------------------------------------------------------------

                (8)  SHARED DISPOSITIVE POWER
                     1,069,356 Shares

                     Options to purchase 200,000 Shares
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,356 Shares

            Options to purchase 200,000 Shares
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.85%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            PN
-------------------------------------------------------------------------------

CUSIP No. 256743105                   13G                  Page 3 of 9 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners Limited
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                         (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-------------------------------------------------------------------------------
NUMBER OF       (5)  SOLE VOTING POWER
                     0
SHARES          ---------------------------------------------------------------

BENEFICIALLY    (6)  SHARED VOTING POWER
                     1,069,356 Shares
OWNED BY
                     Options to purchase 200,000 Shares
EACH            ---------------------------------------------------------------

REPORTING       (7)  SOLE DISPOSITIVE POWER
                     0
PERSON WITH:    ---------------------------------------------------------------

                (8)  SHARED DISPOSITIVE POWER
                     1,069,356 Shares

                     Options to purchase 200,000 Shares
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,356 Shares

            Options to purchase 200,000 Shares
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.85%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IA, HC
-------------------------------------------------------------------------------

CUSIP No. 256743105                   13G                  Page 4 of 9 Pages

-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners, Inc.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                         (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-------------------------------------------------------------------------------
NUMBER OF       (5)  SOLE VOTING POWER
                     0
SHARES          ---------------------------------------------------------------

BENEFICIALLY    (6)  SHARED VOTING POWER
                     1,069,356 Shares
OWNED BY
                     Options to purchase 200,000 Shares
EACH            ---------------------------------------------------------------

REPORTING       (7)  SOLE DISPOSITIVE POWER
                     0
PERSON WITH:    ---------------------------------------------------------------

                (8)  SHARED DISPOSITIVE POWER
                     1,069,356 Shares

                     Options to purchase 200,000 Shares
-------------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,356 Shares

            Options to purchase 200,000 Shares
-------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.85%
-------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            CO
-------------------------------------------------------------------------------

CUSIP No. 256743105                   13G                  Page 5 of 9 Pages


Item 1.

(a)  Name of Issuer

         Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices

         5330 East 31st Street
         Tulsa, Oklahoma 74135

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Shares (as defined in Item 2(d) below) of the Company:

         INVESTMENT MANAGER

         (i) GLG Partners, LP (the "Investment Manager"), with respect to the Shares held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

         GENERAL PARTNER

         (ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

         PARENT COMPANY

         (iii) GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by each of the GLG Funds.

         The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.

Item 2(b).  Address of Principal Business Office or, if none, Residence

         The address of the principal business office of the Parent Company is:

         390 Park Avenue, 20th Floor
         New York, New York 10022

         The address of the principal business office of each of the other Reporting Persons is:

         c/o GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         United Kingdom

Item 2(c).  Citizenship

CUSIP No. 256743105                   13G                  Page 6 of 9 Pages


         Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

            Common Stock, $0.01 par value (the "Shares")

Item 2(e)  CUSIP Number

            256743105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's quarterly report for the quarterly period ended March 31, 2009 filed on Form 10-Q on May 6, 2009, indicates that as of April 30, 2009, there were 21,688,942 Shares outstanding.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc.
The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of

CUSIP No. 256743105                   13G                  Page 7 of 9 Pages


Emmanuel Roman, Pierre Lagrange and Noam Gottesman are the Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of July 30, 2009, by and among GLG Partners, Inc., GLG Partners LP and GLG Partners Limited.

CUSIP No. 256743105                   13G                  Page 8 of 9 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: July 30, 2009


GLG PARTNERS LP

     By: /s/ Victoria Parry
         ------------------
         Name: Victoria Parry
         Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED,
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Emmanuel Roman
         ------------------
         Name: Emmanuel Roman
         Title: Managing Director




GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ---------------------------
         Name: Alejandro R. San Miguel
         Title: General Counsel and Corporate Secretary

CCUSIP No. 256743105                   13G                  Page 9 of 9 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.01 per share of Dollar Thrifty Automotive Group, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of July 30, 2009

GLG PARTNERS LP

     By: /s/ Victoria Parry
         ------------------
         Name: Victoria Parry
         Title: Senior Legal Counsel of GLG Partners LP

GLG PARTNERS LIMITED,
      Individually and in its capacity as General Partner of GLG Partners LP

     By: /s/ Emmanuel Roman
         ------------------
         Name: Emmanuel Roman
         Title: Managing Director



GLG PARTNERS, INC.

     By: /s/ Alejandro R. San Miguel
         ---------------------------
         Name: Alejandro R. San Miguel